NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2015
(in thousands, except units data)

ASSETS

Cash	$	22,354
Cash segregated in compliance with federal and other regulations		1,000
Receivables due from brokers and dealers		5
Deposits with and receivables due from clearing organizations		12,084
Securities owned		331
Receivables due from affiliates		26,188
Other assets:		
Distribution fees and underwriting revenue receivable		8,757
Advanced commissions		4,887
Deposits with other organizations		1,500
Other		21
		15,165
Total assets	$	77,127

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Sales commissions, distribution fees, and other accounts payable	$	13,843
Due to customers		7
Securities sold not yet purchased, at market value		65
Deferred tax liability, net		1,894
Accrued expenses and other liabilities:		
Due to affiliates		2,270
Accrued expenses and other liabilities		176
		2,446
Total liabilities		18,255

Member's equity:

Units: $5 par value per unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		48,253
Total member's equity		58,872
Total liabilities and member's equity	$	77,127

See accompanying notes to financial statements.